UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Viper Energy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000001 per share

(Title of Class of Securities)

927959106

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927959106	13D/A	Page 2 of 17

(1)	Names of Reporting Persons BX SWT ML Holdco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,977,347
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,977,347
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 2,977,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.4%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 927959106	13D/A	Page 3 of 17

(1)	Names of Reporting Persons BX Guidon Topco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,222,347
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,222,347
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 6,222,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 927959106	13D/A	Page 4 of 17

(1)	Names of Reporting Persons Blackstone Management Associates VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,222,347
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,222,347

(11)	Aggregate amount beneficially owned by each reporting person 6,222,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 927959106	13D/A	Page 5 of 17

(1)	Names of Reporting Persons Blackstone Energy Management Associates II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,222,347
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,222,347

(11)	Aggregate amount beneficially owned by each reporting person 6,222,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 927959106	13D/A	Page 6 of 17

(1)	Names of Reporting Persons BMA VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,222,347
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,222,347

(11)	Aggregate amount beneficially owned by each reporting person 6,222,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 927959106	13D/A	Page 7 of 17

(1)	Names of Reporting Persons Blackstone EMA II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,222,347
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,222,347

(11)	Aggregate amount beneficially owned by each reporting person 6,222,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 927959106	13D/A	Page 8 of 17

(1)	Names of Reporting Persons Blackstone Holdings III L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Quebec, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,222,347
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,222,347
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 6,222,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 927959106	13D/A	Page 9 of 17

(1)	Names of Reporting Persons Blackstone Holdings III GP L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,222,347
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,222,347
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 6,222,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 927959106	13D/A	Page 10 of 17

(1)	Names of Reporting Persons Blackstone Holdings III GP Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,222,347
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,222,347
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 6,222,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 927959106	13D/A	Page 11 of 17

(1)	Names of Reporting Persons Blackstone Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,222,347
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,222,347
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 6,222,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 927959106	13D/A	Page 12 of 17

(1)	Names of Reporting Persons Blackstone Group Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,222,347
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,222,347
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 6,222,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 927959106	13D/A	Page 13 of 17

(1)	Names of Reporting Persons Stephen A. Schwarzman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,222,347
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,222,347
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 6,222,347
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.1%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 927959106	13D/A	Page 14 of 17

This Amendment No. 11 (“Amendment No. 11”) amends the statement on Schedule 13D filed with the Securities Exchange Commission on October 12, 2021, as amended by Amendment No. 1 filed on October 21, 2021, Amendment No. 2 filed on January 11, 2022, Amendment No. 3 filed on March 22, 2022, Amendment No. 4 filed on May 2, 2022, Amendment No. 5 filed on October 21, 2022, Amendment No. 6 filed on November 8, 2022, Amendment No. 7 filed on April 17, 2023, Amendment No. 8 filed on April 20, 2023, Amendment No. 9 filed on August 8, 2023 and Amendment No. 10 filed on October 30, 2023 (as amended, the “Schedule 13D”), with respect to the common units representing limited partnership interests (“Common Units”) of Viper Energy Partners, LP, a Delaware limited partnership (the “Issuer LP”), which, in connection with the conversion of the Issuer LP into Viper Energy, Inc., a Delaware corporation (the “Issuer”), on November 13, 2023, were converted into shares of Class A common stock, $0.000001 par value per share, of the Issuer (the “Common Stock”) on a one for one basis (the “Issuer Conversion”), and is being filed pursuant to Section 13(d) of the Act. The principal executive offices of the Issuer are located at 500 West Texas Avenue, Suite 100, Midland, TX 79701. Except as specifically amended by this Amendment No. 11, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 11 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of Common Stock beneficially owned is based on 87,144,273 shares of Common Stock outstanding as of November 13, 2023, as reported in the Issuer’s Registration Statement on Form S-3, filed by the Issuer with the Securities and Exchange Commission on November 13, 2023.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BX SWT ML Holdco LLC directly holds 2,977,347 shares of Common Stock and BX Guidon Topco LLC directly holds 3,245,000 shares of Common Stock.

BX Guidon Topco LLC is the sole member of BX SWT ML Holdco LLC. The controlling membership interests of BX Guidon Topco LLC are held by Blackstone Management Associates VI L.L.C. and Blackstone Energy Management Associates II L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Stock.

(c) On November 10, 2023 November 14, 2023 and November 15, 2023, the Reporting Persons agreed to amend the terms of covered calls representing 50,000 Common Units, 100,000 Common Units and 138,000 Common Units (in each case, representing the capitalization of the Issuer LP prior to the Issuer Conversion), respectively, that were at or near the expiration date, including to extend the maturity date and/or adjust the strike price. Except as set forth in this Amendment No. 11, none of the Reporting Persons has effected any transaction in Common Stock or Common Units since the filing of Amendment No. 10.

CUSIP No. 927959106	13D/A	Page 15 of 17

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The penultimate paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

As of November 15, 2023, the outstanding balance under the Margin Loan Agreement was approximately $38.4 million, and, pursuant to the Pledge Agreement, to secure borrowings under the Margin Loan Agreement, BX SWT ML Holdco LLC has pledged 2,977,347 shares of Common Stock.

Item 6 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

Between November 7, 2023 and November 15, 2023, BX Guidon Topco LLC sold an aggregate of 2,180,000 covered call options (including the amendment of terms of covered calls representing 288,000 shares of Common Stock disclosed in Item 5(c) above), with expiration dates between December 22, 2023 and January 26, 2024, at strike prices at or near the trading price on the trade date. 1,050,000 of such options may not be exercised by the holders thereof prior to the expiration dates and all 2,180,000 options, if exercised, will be settled by BX Guidon Topco LLC’s delivery of Common Stock.

CUSIP No. 927959106	13D/A	Page 16 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:November 15, 2023	BX SWT ML Holdco LLC

	By:	/s/ Brijesh Kalaria
	Name:	Brijesh Kalaria
	Title:	Vice President

BX Guidon Topco LLC

	By:	/s/ Brijesh Kalaria
	Name:	Brijesh Kalaria
	Title:	Vice President

Blackstone Management Associates VI L.L.C.
By: BMA VI L.L.C., its sole member

	By:	/s/ Tabea Hsi
	Name:	Tabea Hsi
	Title:	Authorized Signatory

Blackstone Energy Management Associates II L.L.C.
By: Blackstone EMA II L.L.C., its sole member

	By:	/s/ Tabea Hsi
	Name:	Tabea Hsi
	Title:	Authorized Signatory

BMA VI L.L.C.

	By:	/s/ Tabea Hsi
	Name:	Tabea Hsi
	Title:	Authorized Signatory

Blackstone EMA II L.L.C.

	By:	/s/ Tabea Hsi
	Name:	Tabea Hsi
	Title:	Authorized Signatory

CUSIP No. 927959106	13D/A	Page 17 of 17

Blackstone Holdings III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings III GP Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Inc.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman